INTERNET INFINITY, INC.

220 Nice Lane #108

Newport Beach, CA 92663

(310) 318-2244

February 5, 2014

William Thompson, Accounting Branch Chief

Yolanda Goubadia

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC   20549-3561

RE:	Internet Infinity
Form Amendment No. 2 to Form 8-K, Filed May 29, 2013
File No. 0-27633

Dear Ms. Goubadia:

Amendment No. 2 to Form 8-K Filed May 29, 2013

Item 4.01 Changes In Registrant's Certifying Accountant

Comment 1:

"We reviewed the revisions to your disclosure in response to comment one in our letter dated May 9, 2013. We note that that the first paragraph on Page 3 still makes reference to Kennedy's "Recent Accounting Pronunciations." As previously requested, please explain to us what you are trying to convey in your disclosure regarding Auditor Kennedy's "Recent Accounting Pronunciations." If possible, please clarify your disclosure or remove the disclosure as such disclosure is not required by Item 304 of Regulation S-K.

Response:

This disclosure has been removed from Form Amendment No. 3 to Form 8-K filed February 5, 2014.

Comment 2:

We reviewed the revisions to your disclosure in response to comment three in our letter dated May 9, 2103. It appears that you discussion regarding disagreement with Kennedy in Item 2 on Page 3 and in the third paragraph on page 4 reference subsequent interim periods through December 31, 2012 rather than any subsequent interim period preceding the dismissal of Kennedy. As previously requested please revise your disclosure to state whether there were any disagreements with Kennedy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the Satisfaction of Kennedy, would have caused it to make reference to the subject matter of the disagreement in connection with its report during your two most recent fiscal years and any subsequent interim period preceding the dismissal of Kennedy.

Response:

This disclosure has been updated in from Form Amendment No. 3 to Form 8-K filed February 5, 2014.

February 5, 2014

Comment 3:

Please file an updated letter from Kennedy as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. Please note that the exhibit should be filed under Item 9.01 of Form 8-K.

Response:

As indicated in the Form Amendment No. 3 to Form 8-K filed February 5, 2014, Internet Infinity, Inc. has requested an updated letter from-Kennedy, however no letter has been provided. It also is evident that no letter will be forthcoming. This is also indicated in Form Amendment No. 3 to Form 8-K filed February 5, 2014.

Comment 4:

Please note that Exhibit II should be submitted as correspondence in Edgar rather than filing the acknowledgment as an exhibit to Form 8-K.

Response:

Those required disclosures are included at the close of this correspondence.

Acknowledgement of the CEO and CFO of the Company required by the SEC concerning this matter.

Finally, we acknowledge the following:

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 5, 2014

We trust that the foregoing adequately addresses and comments of the Commission. Should you have any questions, please do not hesitate to contact the undersigned at (310) 318-2244.

Very truly yours,

Internet Infinity, Inc.

/s/ George P Morris
Name: George P Morris
Title: President, CEO, CFO